EXHIBIT 99.1

Statoil ASA: Notifiable trading

The following primary insider in Statoil ASA has sold shares in Statoil ASA:

Ørjan Kvelvane, senior vice president in Statoil ASA (OSE:STL, NYSE:STO), has on 9 May 2018 sold 5,000 shares in Statoil ASA at a price of NOK 213,20 per share and will after the sale hold 1.449 shares in Statoil ASA.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.